EX-99.B8.am.

MARKETING SUPPORT AGREEMENT BETWEEN ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC
AND ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

THIS AGREEMENT ("Agreement") dated 15th day of April, 2015 is between Allianz Life Insurance Company of North America (the "Company") and Allianz  Global  Investors Distributors LLC ("AGID" or the "Distributor").

WHEREAS, AGID serves as the distributor and principal underwriter of shares of the series (the "Portfolios") of Premier Multi-Series VIT (the "Trust"), an open-end investment company registered under the Investment Company Act of 1940 (the "1940 Act"); and

WHEREAS, the Company serves as sponsor of certain separate accounts ("Separate Accounts") that issue variable annuity or variable life insurance contracts; and

WHEREAS, the Trust may offer shares of the Portfolios for sale directly to the Separate Accounts, and, in the future, shares of the Portfolios also may be offered for sale to certain insurance-dedicated fund-of-funds vehicles managed by Allianz Investment Management LLC ("Affiliated Funds"), which in turn offer their shares for sale directly to the Separate Accounts (including separate accounts sponsored by subsidiaries of the Company); and

WHEREAS, Company desires to provide certain marketing support services to the Distributor with respect to the RCM Dynamic Multi-Asset Plus VIT Portfolio series of the Trust (the "DMAP Portfolio"), and Distributor  desires Company to provide such services, subject to the conditions of this Agreement.

NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by both parties, Company and Distributor hereby agree as follows:

1.
Distributor agrees to pay Company the following fees in exchange for Company's continuing due diligence, analysis, office access, training, operations and systems support, and marketing assistance, which may include heightened visibility within Company's distribution or sales system or privileged access to Company's distribution or sales systems: an annual fee, payable quarterly, of ten basis points of the average daily net asset value of the shares of the DMAP Portfolio invested by the Separate Accounts (directly or indirectly through the Affiliated Funds).

After the end of each quarter, Company shall invoice Distributor for the applicable portion of the fees due hereunder computed on the basis set forth above, and Distributor shall pay such amount within 30 days following the receipt of the invoice. If an invoice is not sent within six months after the end of a quarter, the fees for such quarter shall be deemed forfeited and no longer due and owing under this Agreement.

2.	Company and Distributor shall each comply with all provisions of the Prospectus and Statement of Additional Information of the Trust, and with applicable state and federal laws. It shall be Company's obligation to make any required notification(s) to Separate Account shareholders of the provisions of this Agreement and Company agrees to do so. Company also agrees to provide point of sale disclosure documents consistent with applicable legal requirements as in effect from time to time.

3.	This Agreement shall not relieve Company or Distributor from any obligations either may have under any other agreements between them.

4.
No securities transactions of the DMAP  Portfolio, or commlss1ons in connection therewith, shall be directed to the Company by the Distributor or the DMAP Portfolio in connection with this Agreement.  Company agrees not to accept any sales-related compensation for promoting or selling shares of the DMAP Portfolio in the form of brokerage commissions or otherwise directed to it from the Portfolios.

5.
This Agreement shall be construed and the provisions hereof interpreted under and in accordance with the laws of the State of New York applicable to agreements fully executed and to be performed therein, without regard to its conflicts of law rules.

6.
Each notice required by this Agreement shall be given in writing and delivered personally or mailed by certified mail or courier service or sent by facsimile to the party's address identified on the signature page to this Agreement or such other address as either party may by written notice provide to the other. A notice given pursuant to this Section shall be deemed to have been given immediately when delivered personally or by facsimile, three (3) days after the date of certified mailing and one (1) day after delivery by overnight courier service.

7.	This Agreement may not be assigned by either party without the consent of the other party. Titls Agreement may be amended only upon mutual agreement of the parties hereto in writing.

8.
This Agreement shall remain in full force and effect for so long as the assets of the Trust are attributable to amounts invested by the Separate Accounts (directly or indirectly through Affiliated Funds), unless terminated in accordance with this Paragraph. This Agreement may be terminated by either party upon 90 days advance written notice or immediately upon the mutual agreement of the parties hereto in writing.

9.	This Agreement may be executed in counterparts, each of which shall be deemed to be an original.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth above.
ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC
By: /s/ John Carroll
Name: John Carroll
Title: Managing Director

Address for Notice:
                                                    1633 Broadway
                                                    New York, NY 10019-7585

ALLIANZ                      LIFE            INSURANCE                            COMPANY                        OF      NORTH AMERICA

By: /s/ Brian J. Muench
Name: Brian J. Muench
Title: Vice President, Investments

                                                    Address for Notice:

5701 Golden Hills Drive Minneapolis, MN 55416-1297 Attn: Chief Legal Officer, AIM